BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), pursuant to CVM Resolution No. 44, of August 23, 2021, informs its shareholders and the market in general that BRF GmbH, a wholly owned subsidiary of the Company, has signed a binding agreement with Henan Best Foods Co. Ltd., a subsidiary of the OSI Group, a U.S.-based company specializing in food processing, to acquire a processed foods factory in Henan Province, China (the "Factory"). Completion is subject to the fulfillment of applicable conditions precedent for transactions of this nature, including regulatory approvals and corporate restructuring of the assets that comprise the Factory. The total value of the transaction is USD 43 million.

Built in 2013, the Factory has two food processing lines with an annual capacity of 28,000 tons and the potential to expand to two additional lines. After the expansion, which is expected to require an investment of approximately USD 36 million, production is projected to reach 60,000 tons per year. Additionally, it is estimated that approximately 850 new jobs will be created at the Factory.

The Company will keep its shareholders and the market in general duly informed about any relevant matter related to the present announcement.

São Paulo, November 20, 2024

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.